UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 31)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,123,044 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 163,123,044 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,123,044 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 441,465,521 shares of common stock issued and outstanding as of October 12, 2010, based upon information contained in the Company’s Preliminary Prospectus Supplement, dated October 12, 2010.

CUSIP No. 552953 10 1
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,123,044 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 163,123,044 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,123,044 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.0%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 441,465,521 shares of common stock issued and outstanding as of October 12, 2010, based upon information contained in the Company’s Preliminary Prospectus Supplement, dated October 12, 2010.

This Amendment No. 31 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009 and April 16, 2010, and as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 31 shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On October 12, 2010, Tracinda and the Company agreed to sell 27,782,000 shares and 40,900,000 shares of the Company’s Common Stock, respectively, in an underwritten public offering at a public offering price of $12.65 per share. Tracinda will receive the net amount of $347,830,640 upon consummation of the offering, which is expected to occur on October 18, 2010. Tracinda and the Company have granted an over-allotment option to the underwriter for 4,167,300 shares and 6,135,000 shares, respectively. If the underwriter exercises its over-allotment option in full, Tracinda will receive an additional net amount of $52,174,596. Following completion of the sale, Tracinda will beneficially own 135,341,044 shares of Common Stock, or 131,173,744 shares if the underwriter exercises its over-allotment option in full, representing 28.1% and 26.9%, respectively, of the outstanding Common Stock. Copies of the underwriting agreement, lock-up agreement and Tracinda’s press release describing the offering are attached hereto as exhibits and incorporated herein by this reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Item 4 hereof is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Underwriting Agreement, dated October 12, 2010, with Barclays Capital, Inc., as Representative of the several Underwriters named therein.

99.2	Lock-up Agreement, dated October 12, 2010.

99.3	Press release, dated October 12, 2010.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 13, 2010

TRACINDA CORPORATION

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney previously filed as Exhibit A to the Schedule 13D.